UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                         LIGHTTOUCH VEIN & LASER, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  532264 20 7
                                 (CUSIP Number)


 FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  APRIL 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 532264 20 7                                                PAGE 2 OF 4


                                  SCHEDULE 13D

     1        NAME OF REPORTING PERSON                        GREGORY F. MARTINI

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
              (See Instructions)                                    (b) [ ]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS (See Instructions)
              OO
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
  NUMBER OF                       7                SOLE VOTING POWER
 SHARES BENE-                                      2,965,057 SHARES
  FICIALLY                        8                SHARED VOTING POWER
   OWNED BY                                        -0-
    EACH                          9                SOLE DISPOSITIVE POWER
  REPORTING                                        2,965,057 SHARES
 PERSON WITH                      10               SHARED DISPOSITIVE POWER
                                                   -0-
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,965,057 SHARES
    12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              39.53 %
    14        TYPE OF REPORTING PERSON*
              IN

   INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7         2 OF 4
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATESTATION.




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CUSIP NO. 532264 20 7                                                PAGE 3 OF 4



ITEM. 1           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of LightTouch Vein & Laser, Inc., a Nevada corporation formerly known as Strachan, Inc. (the "Issuer"). Its principal executive offices are located at 10663 Montgomery Road, Cincinnati, Ohio 45242.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is Gregory F. Martini. Mr. Martini is a United States citizen. The residence address of Mr. Martini is 10826 Omaha Trace, Union, Kentucky 41091. Mr. Martini's principal occupation is as President of Intram Investment Corporation, a private corporation which renders investment advice to individuals and firms.

During the past five years Mr. Martini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Martini has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of the Agreement and Plan of Share Exchange between the Issuer and LightTouch Vein & Laser, Inc., an Ohio corporation ("LightTouch-Ohio"), Mr. Martini exchanged his shares of common stock of LightTouch-Ohio, held through his company, Intram Investment Corporation, and Plymouth Partners, LP, for shares of the Issuer. Mr. Martini is the president of the corporate general partner of Plymouth Partners, LP.

ITEM 4.           PURPOSE OF TRANSACTION.

Mr. Martini acquired 2,965,057 shares of Common Stock of the Issuer as part of the efforts of LightTouch-Ohio to gain control of this company. The Issuer issued a total of 6,750,000 shares of its common stock in exchange for all of the issued and outstanding shares of LightTouch-Ohio. As a result of transaction, approximately 90% of the Issuer is now owned by former shareholders of LightTouch-Ohio.. Also as part of this transaction, the former officers and directors of the Issuer resigned and Mr. Martini became the President, Secretary, Treasurer and a director of the Issuer.

Other than described above, Mr. Martini does not have any other present plans or proposals which relate to or would result in:

     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;



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CUSIP NO. 532264 20 7                                                PAGE 4 OF 4

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.

Notwithstanding  the  foregoing,   Mr.  Martini  will  continue  to  review  his
investment in the Issuer and reserve the right to change his intention with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) As of March 28, 2000, Intram Investment Corporation owned of record 134,775 shares (1.80%) of the Issuer's Common Stock, and Plymouth Partners, LP owned of record 2,830,282 shares (37.74%).

(b) As of March 28, 2000, Mr. Martini had the sole power to vote and dispose of 2,965,057 shares (39.53%).

(c) During the sixty day period preceding the filing of this Schedule 13D, Mr. Martini did not have any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Intram Investment Corporation and Plymouth Partners, LP.

(e) Mr. Martini continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Gregory F. Martini
Date:  March 28, 2000                     --------------------------------------
                                          Gregory F. Martini




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